May 10, 2007

Jill S. Davis

Branch Chief

United States Securities and Exchange Commission

Mail Stop 0408

450 Fifth Street NW

Washington, D.C. 20549

Re:	Petrohawk Energy Corporation
Form 10-K for Fiscal Year Ended December 31, 2006
Filed February 28, 2007
File No. 0-25717

Dear Ms. Davis:

Thank you for the comments included in your letter dated May 2, 2007. On behalf of Petrohawk Energy Corporation, I have reproduced your comments below, and have included specific responses following each comment.

Form 10-K for the Fiscal Year Ended December 31, 2006

Engineering Comments

Oil and Natural Gas Reserves, page 7

Core-Operating Areas, page 8

1.	We have reviewed your response to our comment eight. Item 102 of Regulation S-K requires reserve, production and other information for your principal fields, rather than large geographic regions, such as the Permian Basin, Mid-Continent or Gulf Coast. It is our understanding that for Petrohawk those large geographical areas include, in some cases, hundreds of individual fields. We note that only ten fields contain over 70% of your total reserves and requires over 81% of your total capital for proved reserves. We reissue our previous comment.

Response

In future annual filings on Form 10-K we will expand our disclosure in Item 1. Business to include the requested information.

2.

We have reviewed your response to comment number ten. It is our understanding that obtaining spacing exceptions or revised density rules is not as routine as obtaining drilling permits. Any and all affected parties, such as landowners, royalty owners, working interest parties and offset operators and interest owners may object to these exceptions and rule changes in state oil and gas commission hearings. The decisions rendered can then be appealed. As there is no way to predict the outcome of these hearings, we do not believe it is appropriate to book proved reserves until such orders have been issued or exceptions granted. Please revise your reserves to include only those reserves where the necessary spacing orders have been approved.

Response

Please refer to the response submitted to the Commission on May 8, 2007.

Oil and Natural Gas Operations, page 11

3.	We have reviewed your response to comment 13. Please address each of the following:

•

Tell us if the average oil prices that you report you received in each of the last three years on page 13 reflect the prices received for the NGL production as well as the oil production for those years.

•	Tell us how you calculated the average oil prices reported.

•	Tell us if NGL prices were used in the 2006 NSAI reserve report for the NGL reserves. If so, please tell us the NGL price you used.

Response

•	The average oil prices reported on page 13 do not reflect prices received for NGL production.

•	Average oil prices are calculated by dividing oil revenues by oil production.

•	An NGL price of $38.05 was utilized in the 2006 NSAI reserve report.

Reserve Report

4.	Please reconcile your reserve report estimate that you will spend $317.4 million in net capital costs in 2007 with your 2006 development cost expenditures of $150 million.

Response

The incremental increase in capital spending of approximately $165 million is related to the full year impact of KCS activity in 2007 compared to approximately five months of activity in 2006. KCS merged with Petrohawk in July 2006.

5.	Please reconcile your 2006 expenditures of $128 million for lease operating costs, workovers, transportation, and production taxes with your 2007 estimate for these costs of $117 in your reserve report for total proved reserves in 2007. Also address why this 2007 estimate is reasonable given that during 2007 you will own all the KCS properties for the full year, unlike 2006. Explain to us how you can estimate an almost 9% decrease in expenses even though production is estimated to increase over 47% from 80 BCFe actually produced in 2006 to almost 118 BCFe in 2007.

Response

The 2006 expenditure total of $128 million includes $16 million in gathering and transportation fees. In the reserve report, gathering and transportation fees are incorporated in the net product prices and not as operating expenses. These fees represent the gathering and transportation fees per our marketing contracts in effect on December 31, 2006. The net weighted average (by production) of these fees was $0.27/Mcf on December 31, 2006. This compares to the net effective transportation fee of $0.25/Mcf reported for 2006.

Excluding the gathering and transportation expenses, the 2006 expenditures of $112 million compare to the reserve report 2007 forecast of $117 million. However, the 2006 numbers include properties that were sold in 2006 that incurred high operating expense and, as you note, do not include the full year of KCS properties.

Given the Company’s significant acquisition and divestment activities during 2006, we utilized the reported fourth quarter 2006 operating expenses to provide a more meaningful estimate of our expenses for comparing financial statement and reserve report operating expense. We reported total operating expenses, excluding gathering and transportation, of $35 million for the fourth quarter of 2006. Of this total, approximately $ 1.7 million is associated with properties sold during 2006. This equates to approximately $11 million per month compared to the reserve report figure of approximately $10 million per month for 2007. The remaining difference is attributable to factors resulting from a depressed year-end gas price used in the SEC reserve report.

The increase in production volumes from 80 Bcfe in 2006 to 118 Bcfe in 2007 is primarily due to having KCS production only partially represented in 2006, in addition to the organic production growth that occurred during the second half of 2006. The average production rate of 322 Mmcfe/d forecast for 2007 is slightly lower that the reported December 2006 production rate of 328 Mmcfe/d.

6.	We note that in your largest field, Elm Grove/Caspiana, only 30% of your reserves are on production. However, we could not find any disclosure in your filing that indicated to investors that 70% of the reserves in this field were either undeveloped or not producing. Please revise your document to include this information under the field description in the Mid-Continent region or tell us why it is not necessary.

Response

In future annual filings on Form 10-K we will expand our disclosure in Item 1. Business to include the requested information.

Closing Comments

As requested by the staff, we hereby acknowledge the following:

•	we are responsible for the adequacy and accuracy of the disclosures in our filings with the U.S. Securities and Exchange Commission;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to our filings; and

•	we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your attention to this matter. Please do not hesitate to call with any questions or additional comments regarding our response. I can be reached at (832) 204-2727.

Very truly yours,

/s/ Shane M. Bayless
Shane M. Bayless Executive Vice President, Chief Financial Officer and Treasurer

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